Exhibit 12.2

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Years Ended
	12 Months Ended March 31, 2004	2003	2002	2001	2000	1999
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 604	$ 919	$ 1,198	$ 733	$ 837	$ 743
Fixed charges included in the determination of net income	305	311	304	310	303	297
Total earnings, as defined	$ 909	$ 1,230	$ 1,502	$ 1,043	$ 1,140	$ 1,040

Fixed charges, as defined:
Interest charges	$ 312	$ 320	$ 311	$ 320	$ 297	$ 290
Preference security dividend requirements of consolidated subsidiaries	25	25	25	38	54	57
Rental interest factor	10	10	10	10	6	7
Total fixed charges, as defined	$ 347	$ 355	$ 346	$ 368	$ 357	$ 354

Ratio of Earnings to Fixed Charges and Preferred Dividends	2.62	3.47	4.34	2.83	3.19	2.94